Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

Aspirity Holdings LLC and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2016	2015	2014		2013
Earnings
Income (loss) (1)	$(12,893,709)	$(8,861,741)	$3,779,184		$2,140,139
+ Fixed Charges	5,049,451	3,961,845	2,571,922		2,494,819
= Earnings	$(7,844,259)	$(4,899,897)	$6,351,106		$4,634,958

Fixed Charges (2)
Interest expense	$4,893,792	$3,568,707	$2,293,376		$2,293,376
+ Approximation of interest in rental expense (3)	81,896	164,627	147,731		150,023
+ Amortization of deferred financing costs	73,763	228,511	130,815		51,420
= Fixed Charges	$5,049,451	$3,961,845	$2,571,922		$2,494,819

Ratio of Earnings to Fixed Charges	--(4)	--(5)	2.47	x	1.86	x

1 - Amounts for 2014 and 2013 include discontinued operations, which are excluded from 2015 and 2016 amounts

2 - Amounts include discontinued operations (through March 30, 2016 for FY 2016 amounts)

3 - "Approximation of interest in rental expense" is equal to one-third of total operating lease rental expense as reported in the notes to the consolidated financial statements, with the remaining two-thirds considered to be depreciation. Total operating lease expense is as follows:

Total lease expense	$245,689	$493,880	$443,193	$450,069

4 - Due to the losses in 2016, earnings were insufficient by $12,893,709 to cover fixed charges for the twelve months ended December 31, 2016.

5 - Due to the losses in 2015, earnings were insufficient by $8,861,741 to cover fixed charges for the twelve months ended December 31, 2015.